Exhibit 99.1

PowerBank Shares Updates on Successful Rocket Launch in Orbital Cloud Initiative with Smartlink AI

●	DeStarlink Genesis-1 Satellite Successfully Deployed and Operating; Solar-Powered Low Earth Orbit (LEO) Infrastructure Advances PowerBank’s Digital Asset Strategy

●	Collaboration with Smartlink AI Positions PowerBank at Convergence of Renewable Energy and Space-Based Computing

Toronto, Ontario, December 26, 2025 --- PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a leader in North American energy infrastructure development and asset ownership, today provides a milestone update on its collaboration with Smartlink AI (“Orbit AI”) following the successful December 10, 2025 launch of the DeStarlink Genesis-1 satellite, announced by PowerBank here. The satellite has been recorded operating and producing solar power as it moves around the earth.

Live monitoring of the Genesis-1 satellite pictured orbiting the earth on December 20, 2025. Source: PowerBank Corporation.

Dr. Richard Lu, CEO of PowerBank, commented: “The successful deployment of Genesis-1 validates a vision we announced just weeks ago—that solar-powered infrastructure can extend beyond Earth’s surface to power the next generation of computing. This isn’t just about launching a satellite; it’s about proving that clean energy technology can enable entirely new categories of digital infrastructure. The Orbital Cloud represents the convergence of three megatrends: renewable energy, artificial intelligence, and decentralized computing. PowerBank’s planned role in advancing solar and thermal control solutions for space-based data centers positions us uniquely at this intersection, opening exposure to markets projected to exceed $700 billion over the next decade.”

Mission Accomplished: Genesis-1 Reaches Low-Earth Orbit

On December 10, 2025, Orbit AI successfully deployed the DeStarlink Genesis-1 satellite into low-Earth orbit (LEO), marking the inaugural launch of the Orbital Cloud network. Genesis-1 represents the first satellite in a planned constellation designed to integrate three critical capabilities in space:

● DeStarlink Connectivity: Decentralized communication infrastructure providing global, censorship-resistant connectivity

● DeStarAI Computing: Solar-powered AI data centers naturally cooled in the vacuum of space, enabling continuous inference and processing

● Blockchain Verification: Ethereum wallet and blockchain node capabilities for verified, tamper-proof transactions executed in orbit

The satellite’s successful deployment validates the core technical architecture of the Orbital Cloud and establishes the foundation for expanded constellation deployment beginning in 2026. Genesis-1 carries initial AI inference payloads and blockchain verification capabilities, demonstrating the feasibility of autonomous, solar-powered computation beyond terrestrial infrastructure constraints.

From Announcement to Achievement: Accelerated Timeline Execution

PowerBank initially announced its collaboration with Orbit AI on November 19, 2025, outlining an ambitious vision for Orbit AI, with PowerBank’s support, to launch solar-powered orbital computing infrastructure. Less than one month later, the Genesis-1 satellite reached orbit—a remarkably compressed timeline that demonstrates both Orbit AI’s execution capabilities and the maturity of the underlying technology stack.

This rapid progression from announcement to deployment reflects careful pre-launch preparation and validates PowerBank’s due diligence in selecting strategic partners. The Company’s collaboration with Orbit AI is intended to encompass advanced solar energy systems and adaptive thermal control solutions—critical technologies that will become increasingly important as the constellation scales to larger, higher-compute satellites in subsequent deployment phases.

PowerBank’s Strategic Position in the $700B+ Orbital Infrastructure Opportunity

The Orbital Cloud initiative positions PowerBank at the intersection of multiple high-growth markets converging in low-Earth orbit:

●	Global Satellite Market: Projected to reach USD $615 billion by 2032, driven by expanding connectivity and data service demands[1]

●	In-Orbit Data Centers: Expected to grow from USD $1.77 billion in 2029 to $39.1 billion by 2035 as compute workloads migrate to space[2]

●	Orbital Infrastructure: Growing from USD $13.5 billion in 2024 to $21.3 billion by 2029 (CAGR ~9.6%)[3]

●	Satellite Data Services: Expanding from ~$12.16 billion in 2024 to ~$55.24 billion by 2034 (CAGR ~16.3%)[4]

PowerBank’s future contributions are expected to focus on the “Execution Layer” of these orbital systems—the solar power generation and adaptive thermal management technologies that enable continuous, autonomous operation.

This observation underscores the fundamental advantage of solar-powered orbital computing—continuous energy availability without atmospheric interference. PowerBank’s expertise in advanced solar energy systems positions the Company to support this paradigm shift as computing infrastructure migrates beyond terrestrial constraints.

A core differentiator of the Orbital Cloud architecture is its solar-powered execution layer. Satellites are equipped with lightweight, space-grade solar panels that harvest continuous sunlight during orbit, enabling round-the-clock AI inference, blockchain node operation, and on-board data processing without reliance on terrestrial energy grids.

Constellation Expansion: Next Phase Development Timeline

With Genesis-1 successfully deployed, Orbit AI plans to expand its constellation through a phased approach:

●	2026: Deployment of 5-8 additional orbital nodes integrating enhanced compute capabilities and expanded connectivity infrastructure

●	2027-2028: Full constellation rollout and commercialization of Orbital Cloud services, including sovereign connectivity and in-orbit data processing offerings

●	2028-2030: Implementation of autonomous network governance protocols and large-scale orbital compute and communication operations

PowerBank expects to continue as a key partner throughout these expansion phases, with its solar energy and thermal control contributions expected to become increasingly significant as satellite payloads scale to accommodate higher computational loads and more sophisticated AI inference capabilities. At this time PowerBank elected not to make an investment in Orbit AI and the terms of any remuneration for services PowerBank may provide Orbit AI have not yet been determined.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built.

To learn more about PowerBank, please visit www.powerbankcorp.com.

About Orbit AI

Orbit AI is a Singapore-based pioneer in aerospace technology. Cooperating with supply chain partners from China and the United States, the company is building a decentralized low-Earth orbit satellite network (DeStarlink) combined with orbital AI compute/data-center infrastructure (DeStarAI). The company plans blockchain-verified nodes in space, solar-powered compute payloads and a mesh network architecture to deliver global connectivity and digital-sovereignty services. To learn more about Orbit AI please visit https://orbitAI.global or follow http://x.com/OrbitAI_OAI

Notes

[1]: https://www.alliedmarketresearch.com/press-release/satellite-market.html

[2]: https://www.globenewswire.com/news-release/2025/04/08/3057428/28124/en/In-Orbit-Data-Centers-Market-Report-2025-Key-Players-like-NVIDIA-IBM-HPE-and-NASA-are-Pioneering-Scalable-Radiation-hardened-Computing-in-LEO.html

[3]: https://www.thebusinessresearchcompany.com/report/orbital-infrastructure-global-market-report

[4]: https://www.precedenceresearch.com/satellite-data-services-market

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding industry trends and overall market growth; the details of the collaboration with Orbit AI and its expected benefits; the Company’s contributions towards the collaboration with Orbit AI; the timelines for Orbit AI’s operations the Company’s growth strategies, and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: Orbit AI is unable to raise sufficient financing to complete its launch of satellites on the timelines proposed or at all; technical risks associated with Orbit AI’s planned operations; the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation